POLYMET MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

31 October 2005

U.S. Funds

Suite 2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3

E-MAIL: info@polymetmining.com OR VISIT OUR WEBSITE AT: www.polymetmining.com

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PolyMet Mining Corp.	Statement 1
Consolidated Balance Sheet
As at October 31 and January 31
U.S. Funds
Un-audited prepared by management

	October 31	January 31
ASSETS	2005	2005
Current
Cash	$15,550,140	$510,871
Term deposit	-	807,200
Taxes and miscellaneous receivables	177,017	45,005
Prepaid expenses	24,282	241,596
	15,751,439	1,604,672
Investments (Note 4)	253	253
Other Assets (Note 5 b)	729,320	729,320
Property, Plant and Equipment (Note 6)	14,715	15,919
	$16,495,727	$2,350,164

LIABILITIES
Current
Accounts payable	$2,713,367	$331,012

Contingent Liabilities and Commitments (Note 10)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 7)	34,949,477	18,388,194
Share Subscriptions Received - Statement 2(Note 9 b, 7a(ii))	3,697,292	762,804
Contributed Surplus - Statement 2 (Note 7d)	2,913,804	1,005,742
Deficit - Statement 2	(27,778,212)	(18,137,588)
	13,782,360	2,019,152
	$16,495,727	$2,350,164

ON BEHALF OF THE BOARD:

“William Murray” , Director

“David Dreisinger” , Director

- See Accompanying Notes -

PolyMet Mining Corp.	Statement 2
Consolidated Statement of Shareholders’ Equity
U.S. Funds
Un-audited prepared by management

	Common Shares
				Share
	Authorized			Subscriptions	Contributed
	Shares	Shares	Amount	Received	Surplus	Deficit	Total
Balance - 31 January 2004	1,000,000,000	44,992,054	$15,231,768	$-	$55,048	$(14,361,251)	$925,565
Loss for the year	-	-	-	-	-	(3,776,337)	(3,776,337)
Shares issued for cash:
Private placements	-	2,800,000	1,733,984	-	-	-	1,733,984
Share subscriptions received	-	-	-	762,804	-	-	762,804
Share issuance costs	-	-	(115,127)	-	-	-	(115,127)
Exercise of warrants	-	5,277,573	828,554	-	-	-	828,554
Exercise of options	-	1,088,400	81,383	-	-	-	81,383
Shares issued for finders’ fee	-	155,626	96,375	-	-	-	96,375
Shares issued for property	-	1,000,000	229,320	-	-	-	229,320
Stock-based compensation	-	-	-	-	992,658	-	992,658
Fair value of stock options exercised	-	-	41,964	-	(41,964)	-	-
Balance – 31 January 2005 – Shares issued	Unlimited	55,313,653	18,128,221	762,804	1,005,742	(18,137,588)	1,759,179
Shares allotted for exercise of warrants	-	224,925	26,117	-	-	-	26,117
Shares allotted for bonus	-	1,590,000	233,856	-	-	-	233,856
Balance – 31 January 2005 – Shares issued and allotted	Unlimited	57,128,578	$18,388,194	$762,804	$1,005,742	$(18,137,588)	$2,019,152
Loss for the period	-	-	-	-	-	(9,640,625)	(9,640,625)
Shares issued for cash:	-
Private placements (Note 7a(ii)(ii))	-	24,949,996	15,890,943	(762,804)	-	-	15,128,139
Share subscriptions received (Note 9 b)	-	-	-	3,697,292	-	-	3,697,292
Share issuance costs	-	-	(1,219,823)	-	-	-	(1,219,823)
Exercise of options (Note 7b)	-	869,252	87,359	-	-	-	1,374,037
Exercise of warrants (Note 7e(iv)	-	2,942,430	1,374,037	-	-	-	87,359
Stock-based compensation (Note 7c,d)	-	-	-	-	1,921,773	-	1,9621,773
Fair value of stock options exercised (Note 7d)	-	-	13,711	-	(13,711)	-	-
Shares issued for finders’ fee (Note 7(iv))	-	660,950	415,056	-	-	-	415,056
Reverse shares allotted for exercise of warrants	-	(224,925)	(26,117)	-	-	-	(26,117)
Reverse shares allotted for bonus	-	(1,590,000)	(233,856)	-	-	-	(233,856)
Issuance of shares for exercise of warrants
(Note 7e(v))	-	224,925	26,117	-	-	-	26,117
Issuance of shares for bonus (Note 7a(i)) and 10)	-	1,590,000	233,856	-	-	-	233,856
Balance – 31 October 2005 – Shares issued	Unlimited	86,551,206	34,949,477	$3,697,292	$2,913,804	$(27,778,213)	$13,782,360

See Accompanying Notes -

PolyMet Mining Corp.	Statement 3
Consolidated Statement of Loss
For the Periods Ended 31 October
U.S. Funds
Un-audited prepared by management

	Three Months Ended		Nine Months Ended
	October 31		October 31
	2005	2004	2005	2004

General and Administrative
Administrative wages and benefits	$47,776	$43,296	$146,285	$57,210
Amortization	3,191	608	5,614	896
Consulting fees	203,719	21,173	283,536	101,966
Insurance	6,467	8,477	24,903	32,029
Interest and other income, net	(41,650)	503	(66,405)	1,228
Investor relations and financing	2,001	37,178	38,978	62,954
Management fees	36,035	43,365	89,261	107,833
Office and telephone	34,379	19,410	70,152	39,856
Rent	19,493	19,112	51,320	32,205
Professional fees	76,052	18,634	108,165	78,146
Transfer agent and filing fees	88,679	10,063	103,963	32,459
Shareholders' meetings and
information	15,545	14,718	52,480	32,480
Stock compensation expense	1,605,205	26,011	1,921,774	779,243
Travel and automotive	92,723	35,540	225,317	160,299

Loss Before the Undernoted	2,189,615	298,088	3,055,343	1,518,804

Other Expenses (Income)
Pre-feasibility costs - Schedule 1	3,771,607	639,728	6,846,779	951,109
Foreign exchange	(204,382)	31,826	(261,497)	22,034
Gain on sale of mineral property	-	(84)	-	(1,184)

	3,567,225	671,470	6,585,282	971,959

Loss For the Period	$5,756,840	$969,558	$9,640,625	$2,490,763

Deficit, Beginning Of Period	$22,021,372	$15,882,456	$18,137,587	$14,361,251

Deficit, End Of Period	$27,778,212	$16,852,014	$27,778,212	$16,852,014

Loss Per Share	$(0.07)	$(0.02)	$(0.14)	$(0.05)

Weighted Average Number Of Shares	78,082,754	54,563,739	69,073,740	50,441,264

- See Accompanying Notes -

PolyMet Mining Corp.	Statement 4
Consolidated Statement of Cash Flows
For the Periods Ended 31 October
U.S. Funds
Un-audited prepared by management

	Three Months Ended		Nine Months Ended
	October 31		October 31
	2005	2004	2005	2004

Operating Activities
Loss for the (period)	$(5,756,840)	$(969,562)	$(9,640,625)	$(2,490,763)
Adjustments to reconcile loss to net cash
Amortization	3,191	608	5,614	896
Stock based compensation	1,605,205	26,011	1,921,774	779,243
Loss (gain) on sale of resources properties	-	(84)	-	(1,184)
Changes in current assets and liabilities
Accounts receivable	(149,079)	(9,924)	(132,011)	(17,013)
Prepaid expenses	(5,204)	(4,124)	217,314	1,216
Accounts payable	2,551,384	98,966	2,384,655	61,613
Net cash used in operating activities	(1,751,343)	(858,108)	(5,243,279)	(1,665,992)

Financing Activities
Share capital - for cash	12,641,073	251,422	16,589,535	2,802,953
Shares subscriptions received	3,675,518	-	3,697,292	-
Net cash provided by financing activities	16,289,591	251,422	20,286,827	2,802,953

Investing Activities
Recovery of mineral property expenditures	-	-	-	1,101
Purchase of property, plant and equipment	-	(13,750)	(4,279)	(13,750)
	-	(13,750)	(4,279)	(12,649)

Net Increase (Decrease) In Cash	14,538,248	(620,436)	15,039,269	1,124,312

Cash Position – Beginning Of Period	1,011,892	2,240,299	510,871	495,551

Cash Position – End Of Period	$15,550,140 $	1,619,863	15,550,140 $	1,619,863

- See Accompanying Notes -

PolyMet Mining Corp.	Schedule 1
Consolidated Schedule of Pre-Feasibility
Costs
For the Periods Ended 31 October
U.S. Funds
Un-audited prepared by management

	2005	2004
Direct
Camp and general	$27,492	$-
Consulting fees	465,724	225,774
Drilling	2,060,577	13,756
Engineering	79,202	12,255
Environmental	1,112,114	370,931
Geological and geophysical	34,743	275
Land lease, taxes and licenses	100	-
Metallurgical	1,892,671	260,845
Mine planning	50,167	67,274
Permitting	135,963	-
Sampling	275,025	-

Total Costs for the Period	$6,846,779	$951,109

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the nine month period ended 31 October 2005
U.S. Funds
Un-audited prepared by management

1.	Basis Of Presentation

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”) based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2005.

2.	Significant Accounting Policies

	a)	Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Poly Met Mining Inc. and Fleck Minerals Inc. The purchase method of accounting is used to consolidate these subsidiaries.

Poly Met Mining Inc. was incorporated in Minnesota, U.S.A. to hold the NorthMet Lease (Note 5a). Fleck Minerals Inc. is currently inactive.

	b)	Mineral Operations

The Company is in the pre-feasibility stage of developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Exploration expenses incurred prior to determination of the feasibility of a mining operation, periodic option payments and administrative expenses are expended as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operation are deferred until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash and fair market value of common shares. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned or when an impairment of values has occurred.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the nine month period ended 31 October 2005
U.S. Funds
Un-audited prepared by management

2.	Significant Accounting Policies - Continued

	c)	Amortization

The Company provides for amortization of its property, plant and equipment as follows:

Furniture and equipment - Straight-line over 10 years Computers - Straight-line over 5 years

	d)	Investments

The Company carries its long-term portfolio investments at cost. Investments are written down to net realizable value when there has been a loss in value of the investment, which is other than a temporary decline.

	e)	Loss Per Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

	f)	Conversion of Foreign Currency

The accounts of the Company are prepared in U.S. funds and the company’s Canadian operations are translated into U.S. dollars as follows:

Monetary assets and liabilities at period-end rates,
All other assets and liabilities at historical rates, and
Revenue and expense items at the average rate of exchange prevailing during the period.

Exchange gains and losses arising from these transactions are reflected in income or expense in the period.

	g)	Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the nine month period ended 31 October 2005
U.S. Funds
Un-audited prepared by management

2.	Significant Accounting Policies - Continued

	h)	Management’s Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

	i)	Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

		ii)	Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

	j)	Stock-Based Compensation

The Company adopted the recommendations of CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective for all awards granted on or after 1 February 2002. This established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged by CICA Handbook Section 3870, the Companyadopted on a prospective basis, the fair value based method of accounting for awards issued to employees for the fiscal year beginning 1 February 2003 which was one year earlier than required.

The standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the nine month period ended 31 October 2005
U.S. Funds
Un-audited prepared by management

2.	Significant Accounting Policies - Continued

	k)	Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less. The Company places its cash and cash investments with institutions of high credit worthiness. At times, such investments may be in excess of federal insurance limits.

	l)	Asset Retirement Obligations

The recommendations of CICA Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”), became effective on 1 February 2004. This section requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

No liability has been recorded as the Company is in the pre-feasibility stage on its properties and the fair value of the liability cannot be reasonably estimated at this stage. There is no effect on prior years as a result of adopting this new recommendation.

3.	Fair Value of Financial Instruments

The carrying value of cash and restricted cash, miscellaneous receivable, investments (Note 4) and accounts payable approximates the fair value of these financial instruments due to their short-term maturity or capacity of prompt liquidation.

4.	Investments

Details are as follows:

		October 31	January 31
	Market Value	2005	2005
American Platinum Inc.	$-	$1	$1
Aloak Corp.	25	252	252
	$25	$253	$253

These investments represent minority interests of less than 10% in the respective companies.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the nine month period ended 31 October 2005
U.S. Funds
Un-audited prepared by management

5.	Resource Property Agreements

The Company’s material resource property agreements are as follows:

	a)	NorthMet, Minnesota, U.S.A. - Lease

By an agreement dated 4 January 1989 and a subsequent amendment, the Company entered into a lease agreement with United States Steel Corporation (“USS”) on certain lands in St. Louis County, Minnesota. The current term of the renewable lease is 20 years and calls for total annual lease payments of $1,475,000. All lease payments have been paid or accrued to 31 January 2005. The agreement requires future annual lease payments of $150,000 from 4 January 2006 to 2009.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20- year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

During the year ended 31 January 2005, USS assigned the lease to RGGS Land & Minerals Ltd., L.P.

	b)	Cleveland Cliffs Option, Minnesota, U.S.A.

By a Memorandum of Understanding dated 5 December 2003 and an option agreement dated 14 February 2004, the Company has obtained an option to acquire certain property, plant and equipment from Cleveland Cliffs of Cleveland, Ohio (“Cliffs”) located near the Company’s NorthMet project. Under the terms of the agreement, Cliffs will maintain available designated elements of the facility while the Company develops its feasibility study on the NorthMet project (Note 5a).

As consideration for the exclusive option, the Company paid $500,000 prior to 31 January 2004 as required and issued to Cliffs 1,000,000 common shares on March 30, 2004, valued at $229,320 to maintain the exclusive rights until 30 June 2006.

On 14 September 2005 the Company reached an agreement in principle with Cliffs on the terms for the early exercise of PolyMet’s option to acquire 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota (the “Asset Purchase Agreement”).

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the nine month period ended 31 October 2005
U.S. Funds
Un-audited prepared by management

5.	Resource Property Agreements (Continued)

	b)	Cleveland Cliffs Option, Minnesota, U.S.A. (Continued)

On 15 November 2005 the Company completed the acquisition under the Asset Purchase Agreement .The plant assets now owned by PolyMet include crushing, milling and flotation capacity, complete spare parts, plant site buildings, real estate, tailings impoundments and mine work shops, as well as accessextensive mining infrastructure.

Inconsideration the Company will pay Cliffs. a total of $3.4 million, of which $1,000,000 has already been paid (November 15, 2005). PolyMet has also issued 6,200,547 common shares (November 15, 2005) in the capital stock of the Company. PolyMet will also assume from Cliffs, certain ongoing site-related environmental and reclamation obligations, which are activated upon receipt by PolyMet of permits to mine. The remaining cash component of the payment of $2.4 million will be paid in quarterly instalments of US$250,000 each from working capital.

Subsequent to the Closing of the acquisition, Cliffs held 7.2 million common shares in the capital of PolyMet, representing approximately 8% of the issued shares in PolyMet Mining Corp. Cliffs will have the right to participate on a pro-rata basis in future cash equity financings.

6.	Property, Plant and Equipment

Details are as follows:

			October 31	January 31
			2005	2005
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Furniture and equipment	$1,888	$453	$1,435	$1,716
Computers	20,345	7,065	13,280	14,203

	$22,233	$7,518	$14,715	$15,919

Cliffs acquisition see Note 5 b).

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the nine month period ended 31 October 2005
U.S. Funds
Un-audited prepared by management

7.	Share Capital

	a)	The share issuances during the nine month period included:

		(i)	At 31 January 2005 the 1,590,000 bonus shares had been allotted for Milestone 1, and on March 15, 2005 the shares were issued accordingly (see Note 10).

		(ii)	one private placements for 9,000,000 shares at a price of CDN$0.55. Part of the proceeds from the private placement being, $762,804 were received prior to 31 January 2005.

		(iii)	two private placements for a total of 15,949,996 shares at a price of CDN $0.90 per share.

Each of the private placements included share purchase warrants (Note 7e). Cash share issuance costs in the amount of $1,219,823 were incurred in respect of these private placements.

(iv)

In addition to cash share issuances disclosed above, the Company issued 660,950 shares for finders’ fees on the private placements. These shares were valued at CDN $0.55 - CDN$0.90 per share, for a total value of $415,056.

b)

The Company has a stock option plan that covers its employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. During the period, the Company granted 3,305,000 options. The maximum number of common shares under the stock option plan is 10% of the outstanding common shares of the Company at the time of granting of the options.

Details of stock option activity is as follows:

	October 31	January 31
	2005	2005
	Options	Options
Outstanding - Beginning of period	4,999,552	3,542,952
Granted	3,305,000	2,545,000
Exercised	(869,252)	(1,088,400)
Outstanding - End of period	7,435,300	4,999,552

During the nine months ended October 31, 2005, 869,252 stock options were exercised at prices of CDN$0.10 – CDN$0.40.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the nine month period ended 31 October 2005
U.S. Funds
Un-audited prepared by management

7.	Share Capital - Continued

As at 31 October 2005, the following director, officer, consultant and employee stock options were outstanding:

	Exercise Price
Expiry Date	(CDN)	Number
18 July 2008	$ 0.10	985,300
3 October 2008	$ 0.13	650,000
12 February 2006	$ 0.21	500,000
9 March 2009	$ 0.40	570,000
28 April 2009	$ 0.75	200,000
5 July 2009	$ 0.66	1,150,000
18 October 2009	$ 0.79	50,000
30 March 2010	$0.65	765,000
1 May 2010	$0.85	350,000
15 June 2010	$0.94	40,000
19 September 2010	$1.36	1,870,000
24 October 2010	$1.20	280,000
		7,435,300

As at 31 October 2005 all options had vested and were exercisable.

c)	Stock-Based Compensation

During the period ended 31 October 2005, the Company issued 3,305,000 options to directors, officers, consultants and employees with and exercise prices of CDN$.65 – CDN$1.36 per option. The fair value of stock-based compensation in the amount of $1,921,774 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.25% - 3.74%
Expected dividend yield	Nil
Expected stock price volatility	48.77% - 50.93%
Expected option life in years	5

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the nine month period ended 31 October 2005
U.S. Funds
Un-audited prepared by management

7.	Share Capital - Continued

	d)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation expense, reduced by the fair value of the stock options exercised.

Details are as follows:

	October 31	January 31
	2005	2005
Balance – Beginning of period	$1,005,742	$55,048
Current period fair value of stock-based compensation	1,921,773	992,658
Fair value of stock options exercised during the period
and transferred to share capital	(13,711)	(41,964)
Balance – End of period	$2,913,804	$1,005,742

e)	Share Purchase Warrants

Details of stock purchase warrant activity is as follows:

	October 31	January 31
	2005	2005
	Warrants	Warrants
Outstanding - Beginning of period	4,852,353	8,729,928
Issued	12,474,998	1,400,000
Exercised	(2,942,430)	(5,277,575)
Outstanding - End of period	14,384,921	4,852,353

e)	Share Purchase Warrants - Continued

As at 31 October 2005, the following share purchase warrants were outstanding:

	Per Common
	Share		Common
	Exercise Price	Warrants	Share
Expiry Date	(CDN)	Outstanding	Entitlement
16 November 2006	$0.20	3,428,923	3,428,923
17 December 2005	$1.20	712,500	712,500
1 March 2006	$1.20	625,000	625,000
7 March 2007 (i)	$0.70	1,643,500	1,643,500
28 February 2007 (ii)	$1.25	7,974,998	7,974,998
		14,384,921	14,384,921

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the nine month period ended 31 October 2005
U.S. Funds
Un-audited prepared by management

7.	Share Capital - Continued

(i)

The Company completed a non brokered private placement for 9,000,000 units at a price of CDN$0.55 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of $0.70 per Warrant Share at any time until the close of business on the day which is 24 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange at or exceed $1.00 per share for 30 consecutive trading days, the Warrants will terminate 30 days thereafter.

(ii)

The Company completed a non brokered private placement for 6,672,219 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.25 per Warrant Share at any time until the close of business on the day which is 30 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter.

(iii)

The Company completed a brokered private placement for 9,277,777 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.25 per Warrant Share at any time until the close of business on the day which is 30 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter.

	(iv)	During the period 2,942,430 share purchase warrants were exercised at a prices between CDN$0.17 – CDN$1.20.

(v)

During the year ended 31 January 2005, the Company received proceeds of $26,117 on the exercise of 224,925, share purchase warrants. The shares were allotted at 31 January 2005 and were issued during the nine-month period ended October 31, 2005.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the nine month period ended 31 October 2005
U.S. Funds
Un-audited prepared by

f)	Shareholder Rights Plan

Effective 4 December 2003, the Company adopted a Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 May 2004. All common shares issued by the Company during the term of the Rights Plan will have one right represented by the certificates representing the common shares of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time, as defined in the Rights Plan.

8.	Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors as follows:

	a)	Paid or accrued amounts as follows:

	October 31	October 31
	2005	2004
Management fees	$98,612	$107,833
Consulting fees	77,116	23,409
	$175,728	$131,242

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the nine month period ended 31 October 2005
U.S. Funds
Un-audited prepared by management

9.	Subsequent Events

In addition to items disclosed elsewhere in these financial statements, the Company conducted the following transactions after 31 October 2005:

	a)	The Company issued 2,407,500 common shares pursuant to the exercise of share purchase warrants at a price of CDN$0.70 per share.

b)

The Company completed a non brokered private placement for 3,544,657 units at a price of CDN$1.40 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$2.00 per Warrant Share at any time until the close of business on the day which is 18 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter. Part of the proceeds from the private placement being, $3,697,292 were received prior to 31 October 2005.

10.	Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet property. As at 31 July 2005, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 4 and regulatory approval for Milestones 1 and 2. Milestones 3 and 4 are subject to regulatory approval, which will be sought when the Company is closer to completing these Milestones. To date 1,590,000 shares have been issued for the achievement of Milestone 1. The bonus shares allocated for Milestones 1 thru 4 are valued using the Company’s closing trading price on 5 November 2003 of CDN $0.19 per share, the date of the approval of the bonus plan by the board of directors.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	(i) issued – Statement 2
Milestone 2	1,300,000	(ii)
Milestone 3	2,400,000	(iii)
Milestone 4	3,240,000	(iv)

(i)

Milestone 1 –Completion of an agreement with Cliffs-Erie LLC for the option to purchase of Cliffs-Erie facility to be used as a part of mining and processing operations for the NorthMet property. This milestone was achieved on 16 February 2004 and therefore, during the year ended 31 January 2005 and the Company accrued a CDN$302,100 (US$233,856) bonus as consulting fees and allotted 1,590,000 shares. These shares were issued in March 2005.

(ii)	Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of raw materials to be produced from the NorthMet property.

(iii)	Milestone 3 –Completion of a “bankable feasibility study” which indicates that commercial production from the NorthMet property is viable.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
For the nine month period ended 31 October 2005
U.S. Funds
Un-audited prepared by management

10.	Contingent Liabilities and Commitments - Continued

		(iv)	Milestone 4 – Commencement of commercial production at the NorthMet property at a time when the company has not less than 50% ownership interest.

b)

As a part of certain employment and management contracts, the Company has agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances are based upon the Company’s implied market capitalization at the time of the take-over bid, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. The severance payments would be as follows:

Market Capitalization	Total Severance Payments Required
Less than CDN $50 million	CDN $ NIL
Between CDN $50 and CDN $75 million	CDN $ 200,000
Between CDN $75 and CDN $100 million	CDN $ 400,000

Thereafter severance payments increase by $600,000 for every additional $25 million of implied market capitalization, with no maximum.

c)

Pursuant to the Company’s option agreement with Cliffs (Note 5 b), for as long as Cliffs owns 1% or more of the Company’s issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement will also include a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

11.	Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period’s presentation.